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[MINTZ LEVIN LETTERHEAD]                                   One Financial Center
Brian P. Keane | 617 348 3093 |  bkeane@mintz.com             Boston, MA  02111
                                                                   617-542-6000
                                                               617-542-2241 FAX
                                                                  www.mintz.com



                                        December 1, 2006



VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Filing Desk

     Re:      SYNTA PHARMACEUTICALS CORP.
              AMENDMENT NO. 1 TO REGISTRATION STATEMENT ON FORM S-1 REGISTRATION NO. 333-138894


Ladies and Gentlemen:

         On behalf of Synta Pharmaceuticals Corp. (the "Company"), we are hereby filing with the Securities and Exchange Commission (the "Commission") Amendment No. 1 (the "Amendment") to the Company's Registration Statement on Form S-1, initially filed with the Commission on November 22, 2006. We are delivering one marked complete courtesy copy of the Amendment and all exhibits to each of John Krug, Tabitha Akins and Jeffrey Riedler of the Commission.

         The Company is filing the Amendment solely to correct an administrative error made by the Registrant's financial printer, Merrill Corporation. This error, which caused pages F-21 through F-48 to be omitted from the initial EDGAR filing on November 22, 2006, has been corrected in the Amendment filing. On behalf of the Company we apologize for any inconvenience or confusion this may have caused.

         The Company and the managing underwriters will request acceleration of effectiveness of the Registration Statement orally and are aware of their respective obligations under the Securities Act of 1933, as amended. The persons making the oral acceleration request will be prepared to provide the prospectus dissemination information.

         In addition, an application for confidential treatment of portions of
Exhibit 10.12 to the Registration Statement has been sent to the Secretary of the Commission under separate cover.



               MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

   BOSTON|WASHINGTON|NEW YORK|STAMFORD|LOS ANGELES|PALO ALTO|SAN DIEGO|LONDON


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Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Securities and Exchange Commission
December 1, 2006
Page 2


         Please call the undersigned at (617) 542-6000 with any comments or questions regarding the Registration Statement, and kindly mail a copy of any written comments to the following parties:

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

Jonathan L. Kravetz, Esq.               Wendy E. Rieder, Esq.              Patrick O'Brien, Esq.
Brian P. Keane, Esq.                    Synta Pharmaceuticals Corp.        Ropes & Gray LLP
Mintz, Levin, Cohn, Ferris, Glovsky     45 Hartwell Avenue                 One International Place
and Popeo, P.C.                         Lexington, MA  02421               Boston, MA 02110
One Financial Center                    Phone: 781-274-8200                Phone: 617-951-7000
Boston, MA  02111                       Fax: 781-240-1066                  Fax: 617-951-7050
Phone: 617-542-6000
Fax: 617-542-2241

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                                                          Very truly yours,

                                                          /s/ Brian P. Keane

                                                          Brian P. Keane